AccuStem Sciences Ltd

107 Cheapside, 9th Floor

London EC2V 6DN

United Kingdom

May 6, 2021

Jordan Metoyer

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:    AccuStem Sciences Ltd, Registration Statement on Form 20-F

Filed March 12, 2021; File No. 000-56257

Ladies and Gentlemen:

We are writing in response to the comments set forth in the Commission’s Staff’s comment letter dated April 8, 2021 relating to the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) of AccuStem Sciences Ltd (the “Company”). In response to the Staff’s comments, the Company has revised the Registration Statement and is filing an amended Registration Statement on Form 20-F (the “Amended Registration Statement”) together with this response letter. We are also sending, under separate cover, a marked copy of the Amended Registration Statement showing the changes to the Registration Statement.

For convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Introduction, page 1

1.

We note that Tiziana Life Sciences conducted a demerger and spin off on October 30, 2020. Please tell us the exemption relied upon for the distribution of Accustem shares and provide an analysis relating to the availability of such exemption.

In response to the Staff’s comment, we note that entitlements to the Company’s shares have been allotted to the shareholders of Tiziana Life Sciences plc (“Tiziana”) in accordance with the Companies Act 2006 (the “Companies Act”) and are trading with the shares as a result of the completion of the UK demerger process; however, no shares have yet been issued or distributed to Tiziana’s shareholders. Each Tiziana share currently has an entitlement to receive one Company share upon their issue pursuant to the demerger.

Securities and Exchange Commission

AccuStem Sciences Ltd

The demerger agreement provides for the transfer by Tiziana to the Company of the entire issued share capital of StemPrintER Sciences Limited, the Tiziana entity to which Tiziana contributed all of the assets and intellectual property relating to the StemPrintER and SPARE projects and £1.0 million in cash. The demerger consideration will be satisfied by the Company’s allotment and issue of the Companies Act and U.K. tax principles, Tiziana directed that the consideration shares in the Company that would have been due to it would instead be allotted and issued to Tiziana’s shareholders directly by the Company. Tiziana’s act of “directing” the issue of the Company consideration shares to its shareholders constitutes a distribution (for legal and tax purposes) by Tiziana to its own shareholders (for which it required the sanction of the High Court in England). Tiziana’s making the in-specie distribution of the Company consideration shares to its shareholders implements the final step of the Court-sanctioned demerger or “spin-off”. The Company has allotted the consideration shares to Tiziana’s shareholders (and accordingly, appear in the Company’s share capital); however, completing the actual distribution of those shares (i.e., their physical issuance) to Tiziana’s shareholders cannot be completed until Tiziana’s U.S. shareholders (holding their shares through Tiziana ADSs) can lawfully be issued and receive the Company’s shares in a transaction that complies with the registration requirements of the Securities Act, which is dependent upon the registration statement on Form 20-F becoming or being declared effective.

When the Company’s registration statement on Form 20-F becomes effective, the Company will issue the shares and distribute them to Tiziana’s shareholders. The shares held by non-U.S. shareholders will be credited to their CREST accounts; the shares held by U.S. persons will be deposited with JPMorgan Chase Bank, N.A., as depositary under its ADS program (the “Depositary”), and the Depositary will distribute ADSs representing those shares to Tiziana’s U.S. shareholders.

The actual distribution of the Company’s shares to Tiziana’s shareholders will be conducted without registration under the Securities Act as a ‘spin-off’ in accordance with Staff Legal Bulletin No. 4 of September 16, 1997 by complying with the following five conditions:

1.	The parent shareholder [Tiziana] is not providing any consideration for the spun-off [Company] shares.

•

Tiziana’s shareholders are not providing any consideration for receiving the Company’s shares from Tiziana, which is being accomplished through a UK demerger process in which Tiziana declared a dividend in specie to its shareholders of the Company’s shares that Tiziana was entitled to receive. Shareholders have received an entitlement to shares, and will receive the shares when issued following the Company’s registration of the spun-off shares under the Exchange Act pursuant to the Form 20-F.

2.	The spin-off is pro-rata to the parent [Tiziana] shareholders.

•	Tiziana’s shareholders will receive a pro rata distribution of the Company’s shares.

3.	The parent [Tiziana] has provided adequate information about the spin-off and the subsidiary [the Company] to its shareholders and to the trading markets.

•	On September 16, 2020, Tiziana provided a shareholder information circular and general meeting announcement describing the demerger transaction and request for shareholder

Securities and Exchange Commission

AccuStem Sciences Ltd

approval for the transaction at a general meeting. This shareholder circular, and the accompanying press release, were furnished on a Form 6-K on September 16, 2020, and all subsequent shareholder announcements and press releases about the demerger transaction have been furnished on Form 6-Ks. When effective, Tiziana intends to provide a notification to its shareholders when the Form 20-F becomes effective and will provide instructions to its shareholders for the procedures to receive the Company’s shares, either directly or (in the case of U.S. persons) in the form of ADSs.

4.	The parent [Tiziana] has a valid business purpose for the spin-off.

•

Tiziana has determined that it has a valid business purpose for spinning-off the Company into a separate business. As stated in the Amended Registration Statement (page 28): “The objective of the Demerger was to maximise value to Tiziana’s shareholders through the further commercialization of the StemPrintER project by transferring Tiziana’s interest in the StemPrintER project assets and intellectual property. The separation of Tiziana’s existing life sciences research and development related to the StemPrintER project into the Company will enable us and Tiziana to separately direct our respective business strategies to maximize value for our respective shareholders and other stakeholders. In addition, the separation of the StemPrintER project into a separate company is intended to enhance the visibility and transparency of our and Tiziana’s respective businesses, provide choice and liquidity for all investors to choose to invest, or not, in the bioscience and diagnostics businesses, and provide clear accountability, together with targeted incentive arrangements, for management and employees. The demerger will allow the Company to focus these commercialization efforts as a separate company with cash reserves of approximately £1,000,000”.

•	Tiziana has no present intention to create a public market for the Company’s ADSs or the Company’s shares in the United States and is not intending to facilitate trading in the Company’s ADSs.

5.	If the parent [Tiziana] spins-off “restricted securities,” it has held those securities for at least two years.

•	Not applicable, as Tiziana formed the Company, through a nominee initial subscriber for Companies Act purposes, and did not acquire the business from a third party.

We have revised the disclosure on page 27 of the Amended Registration Statement to provide more background on the process involved in creating the entitlement to the shares and the process that will occur to complete the allotment, issue and distribution of the Company’s shares to Tiziana’s shareholders.

Securities and Exchange Commission

AccuStem Sciences Ltd

Item 3. Key Information

D. Risk Factors

There are risks associated with the process of establishing a U.S. Clinical Laboratory

Improvement Amendment of 1988..., page 11

2.

We note your statements that your products do not as yet have status as LDTs and you do not yet have a CLIA-certified laboratory. Please revise to remove the implication that you will obtain these require FDA clearance and certification, respectively, and obtaining such is not guaranteed.

In response to the Staff’s comment, we have revised the statement on page 9 of the Amended Registration Statement to clarify that obtaining the required FDA clearance and certification is not guaranteed.

Item 4. Information on the Company, page 30

3.

We note certain statements implying efficacy in the History and Development of the Company and Business Overview sections, such as “StemPrintER showed superiority to Oncotype DX in predicting recurrence in ER+/HER2- postmenopausal breast cancer patients” and “favorable results” showed “superior performance of StemPrintER over Oncotype DX.” Efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators. Please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials. With respect to the head to head trials with Oncotype DX, you may compare the objective results of the two trials without concluding the trials demonstrated your candidate is “superior.”

In response to the Staff’s comment, we have revised certain statements in Item 4.A, Item 4.B and Item 5.A. on pages 27 to 31 and on page 39 of the Amended Registration Statement to replace any claims or conclusions as to efficacy with a description of the objective data resulting from the relevant trial and, in the case of head to head trials, a comparison of the objective results of the two trials.

Business Overview, page 31

4.

We note your disclosure in the risk factors on pages 12 and 13 regarding your owned patents, your licensed patents from the University of Milan and your licensed patent applications. With respect to your material patents and patent applications, please revise this section to disclose the specific products, product groups and technologies to which such patents or patent applications relate, whether they are owned or licensed, the type of patent protection that you have (composition of matter, use or process), the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. Refer to Item 4.B.6 of Form 20-F.

In response to the Staff’s comment, we have disclosed summary information in relation to the Company’s material patents and patent applications on page 38 of the Amended Registration Statement.

Operating and Financial Review and Prospects, page 41

5.

Revise to separately quantify the research and development expenses recorded by the registrant during the period presented for each major product candidate or program area of research. Separately revise this section or your Business section as applicable to discuss the general historic trends in research and development costs experienced under the predecessor’s

Securities and Exchange Commission

AccuStem Sciences Ltd

oversight, and discuss the extent to which you expect those trends to continue or to diverge after the demerger. For example, the table on page 70 of Tiziana’s Form 20-F for the year ended December 31, 2019 appears to show research expense for StemPrintER declining significantly for the last three years presented.

In response to the Staff’s comment, we have revised Item 5.A. at page 42 of the Amended Registration statement to include a summary of the research and development expenses recorded during the period presented for the StemPrintER and SPARE projects and a summary of the expenses incurred for the years ended December 31, 2019, 2018, 2017 and 2016 for the StemPrintER project under Tiziana’s oversight to illustrate the general historic trends in the research and development costs for the StemPrintER project, together with a description of the extent to which we expect these trends to continue or diverge following the demerger.

In addition, in response to the Staff’s comment, we have revised the disclosure on page 39 and pages 40 and 41 of the Amended Registration Statement to include more detail about the License (as indicated in our response to comment 6 below), the patents transferred to the Company, and how Tiziana derived the fair value for the Company’s assets.

License, page 43

6.	Please revise discussion of the license agreement(s) to disclose the duration of agreement, the royalty term, the termination provisions, and the following payment provisions:

•	Aggregate future potential milestone payments;

•	Royalty rates;

•	Royalty term; and

•	Remaining diligence milestones to the extent that the failure to meet them may allow IEO/University of Milan to terminate the agreement.

In response to the Staff’s comment, we have revised the description of the license agreement on pages 40 and 41 of the Amended Registration Statement to summarize its material terms.

B. Compensation

Consultancy Agreement, page 49

7.	Please file your agreement with Keeren Shah as an exhibit to the registration statement.

In response to the Staff’s comment, the Company respectfully notes that, in accordance with Item 6(B) and Item 4(c)(v) of the Instructions as to Exhibits of Form 20-F, disclosure of individual compensation and the public filing of a management contract is not required on Form 20-F if such disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company. The Company confirms that disclosure of Ms. Shah’s compensation or compensation agreement is not required in the United Kingdom, and neither the Company nor Tiziana has otherwise publicly disclosed it.

Securities and Exchange Commission

AccuStem Sciences Ltd

Major Shareholders and Related Party Transactions, page 52

8.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Planwise Group Limited.

In response to the Staff’s comment, we have revised the disclosure for Planwise Group Limited on page 51 of the Amended Registration Statement to identify the natural person having voting and investment control over its shares.

Financial Statements, page F-1

Based on our responses to comments 9 to 13 below in respect of the Financial Statements, we do not believe that any material changes are required to the Financial Statements. To clarify and address the Staff’s comments, we have made further detailed disclosure in the Amended Registration Statement as noted in our answers to comments 1 to 8.

9.

Given that you are an emerging growth company, Item 8 of the Form 20-F indicates that you are required to two complete years of financial statements. Instruction 1 to Item 8 also indicates that in some cases you may have to provide financial statements for a predecessor and refers to the definition of a “predecessor” in Exchange Act Rule 12b2 and Securities Act Rule 405. Although we note that the registrant in its new legal form, [AccuStem] Sciences Limited, did not exist until it was incorporated on June 5, 2020, please tell us what consideration you gave to providing predecessor financial statements related to the operating business transferred, including for the year ended December 31, 2019 and for the period prior to the demerger transaction in 2020. Further, you disclose that the acquisition has been treated as a common control combination. Clearly address how you considered your use of the common control methodology in determining whether and how to present the financial statements of the historical operating business.

In response to the Staff’s comment, we confirm that we considered whether it would be meaningful to prepare ‘predecessor’ financial statements for the Company for the year ended December 31, 2019 and the full year period ended on December 19, 2020. The Company determined that, because of the nature of the transaction, such financial statements could not be produced without unreasonable expense and would not give a meaningful or material presentation of the Company’s operations prior to its incorporation date in June 2020. The transaction is atypical, in that in the years immediately prior to the Demerger, the StemPrintER project was essentially in a “maintenance” status, with no significant time or resources being attributed to it.

The Company has included a discussion of why it chose not to present predecessor financial statements on page 41 of the Amended Registration Statement and a summary of the demerger accounting treatment on page 43 of the Amended Registration Statement.

For further context, Tiziana’s capitalization of the Company and creation of the separate business by way of a demerger under English law happened in two distinct steps. In the first step, in September 2020, Tiziana transferred all the ownership rights and intellectual property relating to the StemPrintER project, in the form of patents and a license, to a Tiziana subsidiary, StemPrintER Sciences Limited. In the second step, on October 5, 2020, Tiziana transferred StemPrintER Sciences Limited to the Company.

Securities and Exchange Commission

AccuStem Sciences Ltd

In the first step, the transfer of all the ownership rights and intellectual property was treated as an asset transfer (acquired IPR&D). The treatment as a separate asset acquisition at this stage reflected the fact that, immediately prior to transfer, Tiziana carried out only limited maintenance type activity on the StemPrintER project and the concentration of fair value was in the StemPrintER intellectual property asset.

When StemPrintER Sciences Limited received the StemPrintER project, it recorded the ownership rights and intellectual property as a separately acquired intangible asset in its books at cost under IAS 38 with cost, as defined in the IFRS Glossary, including the fair value of the other consideration given (i.e., shares issued in exchange for intellectual property). StemPrintER Sciences Limited therefore was also required to record the equity capital issued for the StemPrintER asset acquired at fair value as set out in IFRS 13. Prior to the transfer, the intellectual property was an internal project within Tiziana and was not classified as an asset on Tiziana’s balance sheet or a separate line of business.

Tiziana tracked the expenses incurred in maintaining this project in the form of patent maintenance fees, CRO fees and project consultancy fees, the total amounts for which between 2014 and the transfer date were £2.07 million. Tiziana used the aggregate amount of these expenses as its determination of fair value (as further discussed below) to credit an account in the books of StemPrintER Sciences Limited by £2.07m. Tiziana received 3,070,000 shares in StemPrintER Sciences Limited as consideration for the asset transfer. Tiziana also contributed capital and resources, consisting of £1.0 million in cash.

In the second step of the transaction, on October 5, 2020, the Company entered into an agreement with Tiziana to acquire StemPrintER Sciences Limited, including the ownership rights and intellectual property relating to the StemPrintER project, the SPARE project and cash of £1.0 million contained within the entity. In exchange for the transfer of ownership (shares in StemPrintER Sciences Limited), the Company allotted shares to Tiziana shareholders on a one for one basis based on Tiziana’s ownership on October 30, 2020. At this step, the Company was deemed to have undertaken a business combination under common control, because management considered StemPrintER Sciences Limited a “business” under IFRS, as opposed to a “moth-balled” concentrated asset. As a business, management considered StemPrintER Sciences Limited to have inputs and the ability to contribute to the creation of outputs, using an outsourced pharmaceutical research service organization (a CRO) to develop the asset, which is market practice once there is sufficient financial resource. The Company has commenced discussions with a potential CRO to take the project forward. The Company has commenced the recruitment of a CEO to manage business operations.

Under IFRS, a business combination under common control is considered to be a business combination in which the combining entities are ultimately controlled by the same parties both before and after the business combination. Business combinations under common control are specifically excluded from the scope of IFRS 3 “Business combinations” and is not prescriptive of the method of accounting for such transactions.

As business combinations under common control are excluded from IFRS 3, entities should therefore develop an accounting policy that results in relevant and reliable information by applying the hierarchy in paragraphs 10-12 of IAS 8 “Accounting policies, changes in estimates and errors”. Applying that

Securities and Exchange Commission

AccuStem Sciences Ltd

hierarchy, entities may refer to IFRS 3 as a standard that deals with similar and related issues and apply acquisition accounting by analogy. Alternatively, under the IAS 8 hierarchy, entities may also consider the most recent pronouncements of other standard-setting bodies other accounting literature and accepted industry practices. If the IAS 8 hierarchy applied, a pooling of interests-type method (also known as merger accounting) may be required.

Since both businesses share a common shareholder structure, the Company applied the principles of merger accounting for the acquisition of StemPrintER Sciences Limited to this common control transaction.

In the first step of the above transaction, the Company determined the fair value of Tiziana’s intellectual property contribution following principles and guidance in IFRS 13 “Fair value measurement”. Depending on the type of transaction, fair value is normally determined on a market, income or cost approach. In this instance, as no market value could be determined as no market transactions involving identical or comparable assets were identified, and no revenue streams were as yet associated with the StemPrintER intellectual property, the Company applied a cost basis by considering the total allocated expenses of the project when held by Tiziana.

Due to the regulatory environment inherent in the development of Tiziana’s products, the criteria for development costs to be recognized as an asset pursuant to IAS 38 “Intangible Assets” are not considered to be met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the company. Therefore, any expenditure incurred by Tiziana in respect of the StemPrintER project was expensed and recorded accordingly. Expenditure incurred by Tiziana consisted of patent maintenance fees, CRO costs and other StemPrintER project specific costs. It did not include any apportionment of general R&D expenses, because Tiziana allocated all costs to projects specifically. In the absence of a market for the diagnostic tool, the valuation of the asset was also based on Tiziana’s expenditure to date. Tiziana’s valuation determination was further supported by the approval of the High Court in the UK that the valuation of the transaction to Tiziana was approximately £4m. Therefore, the expenditure was notionally written back as an asset at a book value of £2,073,930 (the sum of the spend on the project since inception).

During 2019 and first half of 2020, the period that would be covered by the predecessor financial statements in the Registration Statement, little research and development work was undertaken, which means that showing the evolution of the Company’s predecessor financial statements during such period would not show any meaningful change from January 1, 2019 to the commencement date of the Company’s financial statements shown in the Registration Statement as of June 5, 2020. Furthermore, during this comparative period Tiziana management did not regard the StemPrintER project as a separate business. In addition, the recognised asset in the legal entity, StemPrintER Sciences Limited, that the Company actually acquired as part of this common control transaction did not exist prior to September 2020, which would make predecessor financials not comparable with those reported in the financial statements of the acquiree.

Securities and Exchange Commission

AccuStem Sciences Ltd

10.

Please provide robust disclosure regarding how the financial statements of the underlying business were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS 8.10.b. Please specifically address the following:

•	Please better clarify in your disclosures how it was determined which assets, liabilities, and operations should be included in the financial statements;

•

Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to StemPrintER and SPARE operations, including expenses incurred by other entities on your behalf. Please disclose management´s estimates of what the expenses would have been on a stand-alone basis, if practicable. We note your risk factor disclosure on page 17 which indicates that Tiziana Life Sciences plc performed various corporate functions for you and that your historical financial results reflect corporate expenses for such functions that are likely to be less than the expenses you would have incurred had you operated as a separate company;

•	Please specifically disclose the allocation method used for each material type of expense allocated in the financial statements provided; and

•	Please expand your disclosures to provide an analysis of the intercompany accounts with Tiziana Life Sciences plc.

When considering the accounting, the Company was required to apply its judgement to an atypical transaction.

As explained above, the Company considered the September 2020 step to be an asset transfer to StemPrintER Sciences Limited. At this time, the fair value was concentrated in the intellectual property and the StemPrintER project, which had limited recent resources allocated to it and expenditure limited to maintenance-type. The requirements of IAS 38 have been applied to a separately acquired intangible asset in the Company’s financial statements.

For the purposes of the statutory demerger of StemPrintER Sciences Limited the Company considered the IAS 8 hierarchy in determining the accounting for the business combination under common control between the Company and Tiziana (and specifically the demerged entity, StemPrintER Sciences Limited).

As IFRS 3 specifically excludes common control transactions, the Company applied the principles of merger accounting as the Company considered StemPrintER Sciences Limited capable of operating as a business now that it had cash resources, development plans utilizing CROs and a management team with the knowledge and experience to ensure continued development. As such, the asset acquired by StemPrintER Sciences Limited under step 1 above had no comparative trading in that entity. Even in the wider Tiziana group, the StemPrintER project had not operated as a separate business line and Tiziana had incurred minimal related expenditures in recent periods.

The Company has not shown comparative information as the asset did not exist in StemPrintER Sciences Limited prior to its transfer to the Company and Tiziana did not operate this as a separate business in the preceding financial periods, with expenditure limited to maintenance rather than advancement of the StemPrintER project intellectual property. The Company has therefore accounted for the combination under a prospective approach from the date of the date of the business combination under common control. This view is consistent with paragraph B88 of IFRS 10 as this is when the Company obtained control.

Securities and Exchange Commission

AccuStem Sciences Ltd

We also confirm that the financial statements reflect all of the costs of doing business relating to the StemPrintER project. Any costs Tiziana has incurred since the completion of the Demerger have been charged to the Company and these form the related party balance on the Company’s balance sheet. No allocation of expenses is required as the Company has incurred all costs directly.

The related party disclosures within the financial statements analyze the intercompany accounts with Tiziana.

Notes to Consolidated Financial Statements, page F-7

11.

In regards to the license agreement with IEO/University of Milan, which has been assigned to you as discussed on page 43, please disclose all material terms of the license agreement, including aggregate potential milestone payments, royalty term, term of the agreement and termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure of the license agreement with IEO/University of Milan to summarize its material terms in the Amended Registration Statement as indicated in response to comment 6.

Note 4. Acquisition of a Subsidiary, page F-10

12.

Please provide robust disclosure regarding the accounting policy used to account for this common control transaction with Tiziana Life Sciences plc. As part of your response, please address the following:

•	Disclose briefly and tell us in detail how you determined this accounting policy to be relevant and reliable pursuant to IAS 8.

•	Revise to specifically address the conclusion to record the initial distribution at fair value.

•	Provide transparent disclosure of what your equity line item title “merger reserve” represents and how it was calculated as part of this transaction.

•

Your disclosure here on F-8 as well as on page F-10 states that the business asset did not exist until the statutory demerger and did not exist in prior years. Please revise to address the apparent inconsistencies between these statements and the disclosure that Tiziana acquired the license for the underlying technology in 2014, as well as the disclosures elsewhere in your filing and Tiziana’s filings about the prior activities of this business.

Accounting policy reliable and relevant pursuant to IAS 8

The Company applied an accounting policy for the business combination under common control in accordance with the criteria in paragraph 10 of IAS 8. StemPrintER Sciences Limited, in the second step of the transaction, was considered to be a business as defined in IFRS 3 which through the legal process of statutory demerger was a common control transaction. The fair value was determined as the total

Securities and Exchange Commission

AccuStem Sciences Ltd

aggregate third-party expenses Tiziana incurred to maintain the StemPrinterER project intellectual property from 2014 to the disposition date in September 2020. The information as presented is considered relevant to the economic decision-making needs of users and faithfully represent the substance of the transaction.

Conclusion to record the initial distribution at fair value

Under IFRS a demerger that is a common control transaction can be accounted on a fair value basis and a gain or loss is recognised in profit and loss.

According to IE 3 of IFRIC 17, where no single shareholder controls the group and the parent distributes all the shares of the subsidiary, then the transaction falls within the scope of IFRIC 17 “Distributions of non-cash assets to owners”. Paragraph 11 of IFRIC 17 states that: “An entity shall measure a liability to distribute non-cash assets as a dividend to its owners at the fair value of the assets to be distributed”.

Use of Merger Reserve

The “Merger Reserve” is a legal reserve in the UK. Merger relief is a Companies Act relief from the creation of a share premium account on the issue of shares. It applies where a company issues equity shares in consideration for the shares of another company (a share for share exchange) where, as part of the arrangement, it secures at least a 90% equity holding in the other company. The specific criteria for merger relief are set out in section 612 of the Companies Act. Where the criteria are met, the relief must be applied and therefore no share premium is recorded on the issue of the shares.

The “Merger Reserve” represents the difference between the nominal value of any new shares issued or allotted by the parent for the acquisition of the shares of the subsidiary and the subsidiary’s net asset value and was calculated as £3,073,930 less £1,946,123, represented by 194,612,288 shares at £0.01.

The apparent inconsistencies relating to the description surrounding StemPrintER

The StemPrintER project was not recognized as an asset prior to its transfer to StemPrintER Sciences Limited in September 2020.

Tiziana originally acquired the License in 2014 and following IAS 38, Tiziana expensed its costs relating to the StemPrintER project as the project was in the research phase and did not meet the criteria to be capitalized. As noted above, in the more recent periods immediately prior to the transfer, Tiziana incurred limited expenditure in relation to the StemPrintER project.

In the demerged entity, StemPrintER Sciences Limited, the StemPrintER intellectual property asset was first recognised when acquired as a separate asset. The Company has expensed subsequent expenditure.

Securities and Exchange Commission

AccuStem Sciences Ltd

Note 5. Intangible Assets, page F-11

13.	We note that you recorded an indefinite lived IPR&D intangible asset in connection with the transaction with Tiziana Life Sciences plc. Pursuant to IAS 38, please address the following:

•	How you determined it was appropriate to record an intangible asset, specifically given your determination to account for the transaction as a transfer under common control;

•	How the intangible asset is defined, including descriptions of the underlying licenses and technology;

•	How you determined the appropriate value of the intangible asset; and

•	How you determined the intangible asset should have an indefinite life.

As already discussed in our responses to comments 9 to 12 above, the Company deemed the recording of a separate intangible asset appropriate because the initial transfer in step 1 of the transaction of the StemPrintER project intellectual property created an intangible asset in StemPrintER Sciences Limited.

The subsequent demerger of StemPrintER Sciences Limited, as a common control transaction applied the principles of merger accounting and did not revise the carrying value of the StemPrintER project intellectual property from that recognised in StemPrintER Sciences Limited. As noted above, IFRIC 17 paragraph 11 requires an entity to distribute non-cash assets as a dividend to its owners at the fair value of the assets to be distributed.

The Company determined the appropriate fair value using a historical cost approach. The historical cost to recreate approach is a recognised approach in International Valuation Standards issued by the IVSC. The Company also assessed whether the useful life of an intangible asset is finite or indefinite. According to IAS 38, an intangible asset should be regarded as having an indefinite useful life where there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. We consider this is appropriate for the StemPrintER project asset.

According to IAS 38, an intangible asset should be regarded as having an indefinite useful life when, based on all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. The Company has the intention and the ability to maintain the intangible asset so that there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, therefore the StemPrintER project asset is regarded as having an indefinite useful life.

*    *    *    *    *

The Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1.	The Company is responsible for the adequacy and accuracy of their disclosures in the filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

AccuStem Sciences Ltd

Please call the undersigned, Keeren Shah, on +44 7780 820887 or our legal counsel, Nell Scott, on +44 20 7862 4748 with any questions you may have regarding the above responses.

Very truly yours,
ACCUSTEM SCIENCES LTD

By:	/S/ KEEREN SHAH
Name: Keeren Shah
Title: Finance Director

cc: (via email)
N. Nell Scott and Ed Lukins, Orrick, Herrington & Sutcliffe LLP
Jeffrey Fessler, Esq